SUPPLEMENTAL DISCLOSURE DOCUMENT

February 29, 2016

ABOUT THIS DOCUMENT

This document contains information relating to estimates of the reserves and economic contingent resources of Encana Corporation (“Encana”) effective as at December 31, 2015 which has previously been publicly disclosed, and is being filed with the securities commission or similar authority in each of the provinces and territories of Canada as supplemental information to that contained in Encana’s annual information form dated February 29, 2016 (the “AIF”).

In this document, where the context requires, references to “Encana” include subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

RESERVES AND RESOURCES INFORMATION

General

The following tables sets forth estimates of Encana’s reserves and economic contingent resources on a net (after royalties) basis, using forecast prices and costs, as of December 31, 2015. All estimates are derived from reports prepared by independent qualified reserves evaluators engaged by Encana and are prepared in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (“COGE”) Handbook and National Instrument 51-101. Information on the forecast prices and costs used in preparing the estimates are contained in the AIF.

The estimates of various classes of reserves (proved, proved plus probable, proved plus probable plus possible) and of economic contingent resources (low, best, high) in this document represent arithmetic sums of multiple estimates of such classes for different properties, which statistical principles indicate may be misleading as to volumes that may actually be recovered. Readers should give attention to the estimates of individual classes of reserves and economic contingent resources and appreciate the differing probabilities of recovery associated with each class as explained above in this document.

The conversion of natural gas volumes to barrels of oil equivalent (BOE) is on the basis of six thousand cubic feet to one barrel. BOE is based on a generic energy equivalency conversion method primarily applicable at the burner tip and does not represent economic value equivalency at the wellhead. Readers are cautioned that BOE may be misleading, particularly if used in isolation.

For additional information relating to Encana’s operations and the risks associated with the estimates of reserves and resources contained in this document, see “Narrative Description of the Business” and “Risk Factors” in the AIF, respectively.

Reserves

	Estimated Reserves (million barrels of oil equivalent (MMBOE))(1)
	1P Proved	2P Proved + Probable	3P Proved + Probable + Possible
Canadian Operations	536	1,027	1,257
USA Operations	524	937	1,045

Total as of December 31, 2015	1,060	1,964	2,301

(1)	Net (after royalties) using forecasted prices and costs.

Reserves are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable. Proved reserves are those reserves which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

Economic Contingent Resources

	Estimated Risked Economic Contingent Resources (million barrels of oil equivalent (MMBOE))(1)
	Contingent Resource Sub-class	1C Low estimate	2C Best estimate	3C High estimate
Canadian Operations	Development Pending	988	1,283	1,582
	Development On Hold	59	75	90

USA Operations	Development Pending	1,515	1,756	1,999
	Development On Hold	331	1,372	2,484

Total as of December 31, 2015	Development Pending	2,503	3,039	3,581
	Development On Hold	390	1,447	2,574

(1)	Net (after royalties) using forecasted prices and costs.

Contingent resources do not constitute, and should not be confused with, reserves. Contingent resources are defined as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. There is a range of uncertainty of estimated recoverable volumes. A low estimate (1C) is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate, which under probabilistic methodology reflects at least a 90% confidence level. A best estimate (2C) is considered to be a realistic estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate, which under probabilistic methodology reflects at least a 50% confidence level. A high estimate (3C) is considered to be an optimistic estimate. It is unlikely that the actual remaining quantities recovered will exceed the high estimate, which under probabilistic methodology reflects at least a 10% confidence level. There is uncertainty that it will be commercially viable to produce any portion of the resources.

All of the resources classified as contingent are considered to be discovered, and as such have been assigned a 100% chance of discovery, but have however been risked for the chance of development. The chance of development is defined as the likelihood of a project being commercially viable and development proceeding in a timely fashion. Determining the chance of development requires taking into consideration each contingency and quantifying the risks into an overall development risk factor at a project level.

Contingent resources can be subcategorized by project maturity status:

(i)	Development Pending is where resolution of the final conditions for development is being actively pursued (high chance of development). Resources classified in this sub-category must be economic and have been assigned a chance of development ranging between 80% and 99%.

(ii)	Development On Hold is where there is a reasonable chance of development, but there are major non-technical contingencies to be resolved that are usually beyond the control of the operator. Resources classified in this sub-category must be economic and have been assigned a chance of development ranging between 50% and 79%.

(iii)	Development Unclarified is where the evaluation is incomplete due to the project being in an early stage of maturity and there is ongoing activity to resolve any risks or uncertainties. Resources classified in this sub-category can either be economic or sub-economic and have been assigned a chance of development ranging between 20% and 79%.

(iv)	Development Not Viable is where no further data acquisition or evaluation is currently planned and hence there is a low chance of development. Resources classified in this sub-category can either be economic or sub-economic and have been assigned a chance of development ranging between 0% and 49%.

Based on these definitions, all of the contingent resources disclosed in the above table are classified as either Development Pending or Development On Hold and are considered economic with either a high or reasonable likelihood of being commercially viable. Contingent resources classified as Development Unclarified have not been disclosed in the above table, as these projects are considered to be at an early stage of maturity and it is not yet possible to adequately determine their level of commercial viability. Contingent Resources classified as Development Not Viable have also not been disclosed in the above table, as these resources are considered to have a low likelihood of being commercially viable. Further, the amount of contingent resources that are economic in the Development Unclarified and Development Not Viable sub-classes are considered to be not material.

Contingent resources are categorized as economic if those contingent resources have a positive net present value under currently forecasted prices and costs. In examining economic viability, the same fiscal conditions have been applied as in the estimation of Encana’s reserves.

In general, contingencies which prevent contingent resources from being classified as reserves are grouped under three categories: economic contingencies, non-technical contingencies and technical contingencies. Economic contingencies are applicable only in the case of sub-economic contingent resources. As all of the contingent resources disclosed in the above table are classified as economic contingent resources, there are no economic contingencies in respect of such resources. Non-technical contingencies include factors such as required corporate or third party (such as joint venture partners) approvals, legal, environmental, political and regulatory matters or a lack of infrastructure or markets. Technical contingencies are applicable where there is a technology currently under development that would be required to classify the contingent resources in question as reserves.

Significant positive and negative factors relevant to the estimate

Significant positive factors relevant to the estimate include:

•	repeated commercial success of drilling multiple wells from central pad sites;

•	leveraging from technology findings and advances across the company’s plays;

•	corporate commitment to develop strategic plays over a reasonable time frame;

•	significant well control and offsetting economic well production;

•	longer horizontal wells being drilled demonstrating increases in productivity;

•	proximity to infrastructure for production growth and central market hubs; and

•	low political risk as all reserves and resources are located in North America.

Significant negative factors relevant to the estimate include:

•	potential for low commodity prices impacting the economic viability and development of certain areas;

•	access to and amount of capital required to develop resources at an acceptable cost; and

•	significant production growth and access to infrastructure capacity.

Estimates of economic contingent resources are based on existing access to infrastructure capacity and the current regulatory frameworks in which Encana operates.

Canadian Operations

Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada. Montney in northern British Columbia and northwest Alberta and Duvernay in west central Alberta represent substantially all of the estimated economic contingent resources in the Canadian Operations. Horizontal well multi-stage hydraulic fracturing is the predominant recovery technology method for development in Canadian Operations.

Montney

Montney is a play located in the Canadian Rocky Mountain foothills, which extends from southwest of Dawson Creek, in northern British Columbia to northwest Alberta. Producing horizons include Montney, Cadomin, Doig and Granite Wash formations with the current focus of development on the Montney formation. Product types reasonably expected in Montney include conventional natural gas, tight oil and natural gas liquids (“NGLs”).

Approximately 27% of Encana’s total 2C risked economic contingent resources are identified in the Montney, of which approximately 25% and 2% are placed in the sub-classes Development Pending and Development On Hold, respectively. Montney resources categorized as Development Pending have been assigned a chance of development of between 80% to 90% depending on the specific project. Montney resources categorized as Development On Hold have been assigned a chance of development of 60%. There are no technical contingencies preventing the classification of economic contingent resources as reserves as all economic contingent resources are based on established technology. The non-technical contingencies that must be resolved before these resources may be classified as reserves are demonstration of reservoir productivity in the area being developed, available takeaway capacity and corporate commitment to develop these assets in a timely fashion.

The estimated total costs required to achieve commercial production for risked economic contingent resources identified in the Montney in the sub-classes Development Pending and Development On Hold are expected to average between approximately $5.4 billion and $7.9 billion, with the general timeline including the estimated date of first commercial production averaging between one to 31 years. The time to first commercial production is project specific and depends upon capital availability and pace of development. Encana holds an average working interest of approximately 64% in such resources. Projects in the Montney are generally at a pre-development study or development study level of development.

Duvernay

Duvernay is a play located in west central Alberta. The focus of development is on exploiting shale gas and condensate in the Duvernay formation within the play. Product types reasonably expected in Duvernay include shale gas, tight oil and NGLs.

Approximately 3% of Encana’s total 2C risked economic contingent resources are identified in the Duvernay and placed in the sub-class Development Pending. Duvernay resources categorized as Development Pending have been assigned a chance of development of 80%. There are no technical contingencies preventing the classification of economic contingent resources as reserves as all economic contingent resources are based on established technology. The non-technical contingencies that must be resolved before these resources may be classified as reserves are demonstration of reservoir productivity in the area being developed and corporate commitment to develop these assets in a timely fashion.

The estimated total costs required to achieve commercial production for risked economic contingent resources identified in the Duvernay in the sub-class Development Pending are expected to average approximately $2.6 billion, with the general timeline including the estimated date of first commercial production averaging between five to 14 years. The time to first commercial production is project specific and depends upon capital availability and pace of development. Encana holds an average working interest of approximately 50% in such resources. Projects in the Duvernay are generally at a pre-development study level of development.

USA Operations

USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. Permian in west Texas and Piceance in northwest Colorado represent substantially all of the estimated economic contingent resources in USA Operations. Horizontal well multi-stage hydraulic fracturing is the predominant recovery technology method for development in USA Operations.

Permian

Permian is located in west Texas in the Midland, Martin, Howard and Glasscock counties. The focus is on the development of the Clearfork, Spraberry, Wolfcamp, Cline, Strawn, Atoka and Mississippian formations, in the Midland basin, where Encana holds a large contiguous position. Product types reasonably expected in Permian include tight oil, shale gas (natural gas associated with tight oil) and NGLs.

Approximately 32% of Encana’s total 2C risked economic contingent resources are identified in the Permian and placed in the sub-class Development Pending. Permian resources categorized as Development Pending have been assigned a chance of development between 85% to 95% depending on the specific project. There are no technical contingencies preventing the classification of economic contingent resources as reserves as all economic contingent resources are based on established technology. The non-technical contingencies that must be resolved before these resources may be classified as reserves are demonstration of reservoir productivity in the area being developed and corporate commitment to develop these assets in a timely fashion.

The estimated total costs required to achieve commercial production for risked economic contingent resources identified in the Permian in the sub-class Development Pending are expected to average approximately $21.6 billion, with the general timeline including the estimated date of first commercial production averaging between one to 19 years. The time to first commercial production is project specific and depends upon capital availability and pace of development. Encana holds an average working interest of approximately 78% in such resources. Projects in the Permian are generally at a pre-development study or development study level of development.

Piceance

Piceance is a play located in northwest Colorado. The focus of development is on exploiting natural gas in the Williams Fork, Niobrara and Mancos formations within the play. The Williams Fork formation is characterized by thick natural gas accumulations and the Niobrara and Mancos formations are characterized by thick shales which are predominant throughout the basin. Product types reasonably expected in Piceance include conventional natural gas and NGLs.

Approximately 30% of Encana’s total 2C risked economic contingent resources are identified in the Piceance and placed in the sub-class Development On Hold. Piceance resources categorized as Development On Hold have been assigned a chance of development of 70%. There are no technical contingencies preventing the classification of economic contingent resources as reserves as all economic contingent resources are based on established technology. The non-technical contingencies that must be resolved before these resources may be classified as reserves are demonstration of reservoir productivity in the area being developed and corporate commitment to develop these assets in a timely fashion.

The estimated total costs required to achieve commercial production for risked economic contingent resources identified in the Piceance in the sub-class Development On Hold are expected to average between approximately $5.9 billion and $31.6 billion, with the general timeline including the estimated date of first commercial production averaging between two to 48 years. The time to first commercial production is project specific and depends upon capital availability and pace of development. Encana holds an average working interest of approximately 96% in such resources. Projects in the Piceance are generally at a development study level of development.